Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Organization
TMCR Operations Inc.	British Columbia, Canada
TMCR USA Holdings Inc.	Delaware, United States
TMCR USA Operations Inc.	Delaware, United States